Exhibit 99.1

2003A AMENDMENT TO LOAN DOCUMENTS

THIS 2003A AMENDMENT TO LOAN DOCUMENTS (this “Amendment”), is made and entered into as of the 16th day of October, 2003, by and among (i) BANK ONE, NA, a national banking association, having its main office in Chicago, Illinois, with an office and place of business in Louisville, Kentucky (“the Agent Bank”) (Bank One, NA may also be referred to as a “Bank”); (ii) the BANKS identified on Schedule 1.1 hereto (each a “Bank” and collectively, the “Banks”); (iii) SYPRIS SOLUTIONS, INC., a Delaware corporation, with its principal office and place of business and registered office in Louisville, Jefferson County, Kentucky (the “Borrower”) and (iv) the GUARANTORS identified on Schedule 1.2 hereto (each a “Guarantor” and collectively, the “Guarantors”).

P R E L I M I N A R Y    S T A T  E M E N T:

A. Certain of the Guarantors and their Affiliates entered into a Loan Agreement dated as of March 21, 1997, with the Agent Bank (the “Original Loan Agreement”), whereby the Agent Bank extended in favor of the Guarantors a revolving line of credit in the amount of $20,000,000, a term loan in the amount of $10,000,000 and a swing line of credit subfacility in the amount of $5,000,000.

B. The predecessors to the Borrower and certain of the Guarantors entered into a 1997A Amended and Restated Loan Agreement dated as of November 1, 1997, with the Agent Bank (the “1997A Loan Agreement”), whereby the Agent Bank increased the revolving line of credit to $30,000,000 and the term loan to $15,000,000 and provided the swing line of credit subfacility in the amount of $5,000,000. The 1997A Loan Agreement was subsequently amended by, among other amendments, the 1998A Amendment to Loan Documents dated as of February 18, 1998.

C. The Borrower, certain of the Guarantors, the Agent Banks and the Banks entered into the 1999 Amended and Restated Loan Agreement dated as of October 27, 1999 (the “1999 Loan Agreement”), which amended, restated and replaced the Original Loan Agreement and the 1997A Loan Agreement, as amended. The 1999 Loan Agreement provides for (i) a revolving line of credit in the amount of $100,000,000, (ii) a swing line subfacility of $5,000,000 and (iii) a letter of credit subfacility of $15,000,000. The 1999 Loan Agreement was subsequently amended by the 2000A Amendment to Loan Documents dated as of November 9, 2000 (the “2000A Amendment”).

D. The Borrower, certain of the Guarantors, the Agent and the Banks entered into the 2001A Amendment to Loan Documents dated as of February 15, 2001 and having an effective date of December 31, 2000 (the “2001A Amendment”) in order to (i) change certain financial covenants and (ii) make certain other changes as set forth therein.

E. The Borrower, the Guarantors, the Agent and the Banks entered into the 2002A Amendment to Loan Documents dated as of December 21, 2001 and having an effective date of January 1, 2002 (the “2002A Amendment”) in order to (i) to restructure, reorganize and/or rename, as applicable, certain of the Guarantors, and to add a Guarantor and (ii) to amend the 1999 Loan Agreement and other Loan Documents to reflect such changes in the Guarantors and (iii) make certain other changes as set forth therein.

F. The Borrower, the Guarantors, the Agent and the Banks entered into the 2002B Amendment to Loan Documents dated as of July 3, 2002 (the “2002B Amendment”) in order to (i) increase the revolving line of credit to $125,000,000, (ii) add a new participant Bank and (iii) make certain other changes as set forth therein. The 1999 Loan Agreement, as amended by the 2000A Amendment, 2001A Amendment, the 2002A Amendment and the 2002B Amendment is referred to herein as the “Loan Agreement.”

G. The Banks, the Borrower, and the Guarantors wish to further amend the Loan Agreement and other Loan Documents to, among other things, (i) extend the maturity of the line of credit from January 2, 2005 to October 16, 2008, (ii) to add a new Section 2.1G to the Loan Agreement providing a mechanism for Borrower to increase its line of credit by an additional $25,000,000, and (iii) to make certain other changes. Terms not defined herein shall have the meanings set forth in the Loan Agreement.

H. Subject to the terms set forth herein, the Banks are agreeable to the extension of the maturity of the revolving line of credit and the addition of a new Section 2.1G to the Loan Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the mutuality, receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. AMENDMENTS TO LOAN AGREEMENT.

A. Amendment of Definitions Section of Loan Agreement. The following definition is amended and restated in its entirety:

“1.92 “Revolving Loan Commitment Termination Date” means the Revolving Loan Commitment Termination Date then in effect, which shall be the earliest of (i) October 16, 2008, (ii) the date as of which the Obligations shall have become immediately due and payable pursuant to Section 8 of the Loan Agreement and (iii) the date on which all of the Obligations are paid in full (including, without limitation, the repayment, expiration, termination or cash collateralization of Letters of Credit pursuant to this Loan Agreement) and the Revolving Loan Commitments are reduced to zero.”

B. Addition of New Section 2.1G (Potential Increase in Revolving Loan Commitments) to Loan Agreement. A new Section 2.1G is added to the Loan Agreement as follows:

“2.1 G Potential Increase in Total of Revolving Loan Commitments

(i) Amount of Increase in Revolving Loan Commitments. The Borrower may from time to time and at any time, with the consent of the Agent Bank (provided, however, if Borrower shall have complied with the provisions of this Section 2.1G such consent shall not be unreasonably withheld) but without the consent of the Banks, except as provided in Section 2.1G (ii) hereof, increase the total amount of the Revolving Loan Commitments by a maximum amount of up to Twenty Five Million Dollars ($25,000,000), to a total amount not to exceed One Hundred Fifty Million Dollars ($150,000,000), subject to satisfaction of each and all of the requirements contained in this Section 2.G (subject to those requirements, a “Permitted Commitment Increase”).

(ii) Eligibility. Each Bank which provides any part of the Permitted Commitment Increase (each a “New Commitment Provider”) shall be either an existing Bank at the time of the increase (each an “Existing Bank”) or a commercial bank, insurance company, savings and loan association, savings bank or other financial institution, pension fund or mutual fund or other accredited investor reasonably acceptable to the Agent Bank and the Borrower that is not then currently a Bank (each a “New Bank”); provided, that the Borrower shall first offer any increase in the Revolving Loan Commitments to the Existing Banks by giving notice thereof to each of the Existing Banks and fifteen (15) Business Days to respond to such notice (failure to respond on a timely basis being deemed a rejection). Any notice given hereunder shall not be deemed to be a requirement of consent from any Existing Bank to the Permitted Commitment Increase.

(iii) Notice. The Borrower and the Agent Bank jointly shall notify the Banks at least fifteen (15) Business Days before the date (“Commitment Increase Effective Date”) any increase in the total of the Revolving Loan Commitments shall become effective pursuant to this Section 2.1G. Such notice shall state the amount of the increase in the total of the Revolving Loan Commitments, the Commitment Increase Effective Date, and the names of any Existing Banks and/or New Banks providing the additional Revolving Loan Commitments.

(iv) Minimum Amount. Any increase in the Revolving Loan Commitments provided by any individual New Bank shall be in a minimum amount of not less than Five Million Dollars ($5,000,000).

(v) Implementation of Increase. On the Commitment Increase Effective Date;

(a) Joinder. Each New Commitment Provider shall execute and deliver to the Agent Bank two (2) Business Days prior to the Commitment Increase Effective Date a Joinder in the form attached as Exhibit 2.1G (“Lender Joinder”), which shall become effective on the Commitment Increase Effective Date. The Lender Joinder shall set forth the Revolving Loan Commitment provided by the New Commitment Provider if it is a New Bank and the new amount of the Revolving Loan Commitment and the increase in the Revolving Loan Commitment to be provided if it is an Existing Bank. If the New Commitment Provider is a New Bank it shall on the Effective Date join and become a party to this Agreement and the other Loan Documents as a Bank for all purposes hereunder and thereunder, subject to the provisions of this Section 2.1G, having a Revolving Loan Commitment as set forth in the Lender Joinder tendered by the same. Any Bank whose Revolving Loan Commitment shall remain unaffected shall be deemed to have consented and agreed to such Lender Joinder.

(b) Base Rate Loans. Each New Commitment Provider shall (i) purchase from the other Banks such New Commitment Provider’s Revolving Credit Facility Pro Rata Share in any Base Rate Loans outstanding on the Commitment Increase Effective Date (except any Base Rate Loan that is a Swing Loan), and (ii) share ratably in all Base Rate Loans borrowed by the Borrower after the Commitment Increase Effective Date (except any Base Rate Loan that is a Swing Loan).

(c) LIBOR Loans. Each New Commitment Provider shall (a) purchase from the other Banks such New Commitment Provider’s Revolving Credit Facility Pro Rata Share in each outstanding LIBOR Loan on the date on which the Borrower either renews its LIBOR Loan election with respect to the LIBOR Loan in question or converts such LIBOR Loan to a Base Rate Loan, provided that the New Commitment Providers shall not purchase an interest in such Loans from the other Banks on the Commitment Increase Effective Date (unless the Commitment Increase Effective Date is a renewal or conversion date, as applicable, in which case the preceding sentence shall apply), and (b) shall participate in all new LIBOR Loans borrowed by the Borrower on and after the Commitment Increase Effective Date.

(d) Letters of Credit. Each New Commitment Provider shall participate in all Letters of Credit outstanding on the Commitment Increase Effective Date according to its Revolving Credit Facility Pro Rata Share and in accordance with the terms of this Agreement.

(e) Limit on Amount. Any increase in the Revolving Loan Commitments pursuant to this Section 2.1G may not cause the total amount of the Revolving Loan Commitments to exceed One Hundred Fifty Million Dollars ($150,000,000).

(f) Execution of Additional Documents. Any increase in the Revolving Loan Commitments pursuant to this Section 2.1G shall not become effective until the Borrower, the Guarantors, the Agent Bank and the New Commitment Providers have executed such amendments to the Loan Agreement, the Notes, the Guaranty Agreements and other related Loan Documents as the Agent Bank deems reasonably necessary to effectuate the purposes of this Section 2.1G.

(vi) No Event of Default or Potential Default; Representations and Warranties. There shall exist no Event of Default or Potential Default on the Commitment Increase Effective Date. Without limiting that sentence, the representations and warranties contained in Section 5 of this Loan Agreement must be true and correct in all material respects as of such Commitment Increase Effective Date except to the extent any such representation is stated to relate solely to an earlier date, in which case such representation shall have been true and correct on and as of such earlier date. If an Event of Default or Potential Default exists on such Commitment Increase Effective Date, or such representations and warranties are not true and correct to the extent and as required in the second sentence of this Section 2.1.G(vi), the Borrower shall not request an increase of, and may not increase, the total of the Revolving Loan Commitments.

(vii) No Obligation of Existing Banks to Increase Revolving Loan Commitment. No Existing Bank shall be obligated to increase its Revolving Loan Commitment in the event that the Borrower requests an increase in the total Revolving Loan Commitments, pursuant to this Section 2.1G.”

C. Amendment of Section 2.2A (Interest on the Revolving Credit Loans) of Loan Agreement. The pricing grid in Section 2.2A is replaced by the following:

Pricing Level	Adjusted Funded Debt to EBITDA	Applicable LIBOR Margin	Applicable Base Rate Margin
Pricing Level I	≥ 0.00, but ≤ 1.24	1.00%	0.00%
Pricing Level II	≥ 1.25, but ≤ 1.74	1.25	0.00
Pricing Level III	≥ 1.75, but ≤ 2.24	1.50	0.00
Pricing Level IV	≥ 2.25, but ≤ 2.50	1.75	0.00
Pricing Level V	≥ 2.51, but ≤ 3.00	2.00	0.00

D. Amendment of Section 2.3A (Commitment Fees) of Loan Agreement. Section 2.3A is amended and restated in its entirety as follows:

“A. Commitment Fees.

(i) The Borrower agrees to pay to the Agent Bank, for the benefit of the Banks in proportion to their respective Revolving Credit Facility Pro Rata Shares, commitment fees (the “Revolving Credit Facility Commitment Fees”) for the period from and including the Closing Date to and excluding the Revolving Loan Commitment Termination Date, equal to the average daily excess of the Revolving Loan Commitments (as they may be reduced pursuant to Section 2.4C hereof or increased pursuant to Section 2.1G hereof) over the aggregate outstanding principal amount of Revolving Credit Loans, Swing Line Usage and the Letter of Credit Usage (the “Average Revolving Credit Facility Usage”) multiplied by the Applicable Commitment Fee Percentage set forth below; provided that, on each Date of Determination, the Applicable Commitment Fee Percentage in effect for the Pricing Period commencing on such Date of Determination and continuing for the term of such Pricing Period shall be the Applicable Commitment Fee Percentage corresponding to the Pricing Level in effect for such Pricing Period, as follows:

Pricing Level	Adjusted Funded Debt to EBITDA	Applicable Commitment Fee Percentage
Pricing Level I	≥ 0.00, but ≤ 1.24	.20%
Pricing Level II	≥ 1.25, but ≤ 1.74	.20
Pricing Level III	≥ 1.75, but ≤ 2.24	.25
Pricing Level IV	≥ 2.25, but ≤ 2.50	.25
Pricing Level V	≥ 2.51, but ≤ 3.00	.25

In addition, if in any Pricing Period there is a positive difference between (a) 50% of the average daily Revolving Loan Commitments (as they may be reduced pursuant to Section 2.4C hereof or increased pursuant to Section 2.1G hereof) and (b) the Average Revolving Credit Facility Usage for such Pricing Period, then the Revolving Credit Facility Commitment Fees shall be increased with respect to such Pricing Period by an additional fee (the “Additional Commitment Fee”) equal to five basis points (0.05%) per annum.

The Borrower shall maintain records of the average daily Revolving Loan Commitments and the Average Revolving Credit Facility Usage during each Pricing Period and, within ten (10) days after the end of each Pricing Period, shall submit to the Agent Bank a certificate (the “Additional Commitment Fee Certificate”), in the form of Exhibit A attached to the 2003A Amendment to Loan Documents, setting forth its calculations of (a) the average daily Revolving Loan Commitments for the Pricing Period then ended, (b) 50% of the average daily Revolving Loan Commitments for such Pricing Period, (c) the Average Revolving Credit Facility Usage for such Pricing Period, (d) the difference, if positive, between 50% of the average daily Revolving Loan Commitments and the Average Revolving Credit Facility Usage for such Pricing Period and (e) if the amount in (d) is positive, the difference between (Y) the average daily Revolving Loan Commitments (as they may be reduced pursuant to Section 2.4C hereof or increased pursuant to Section 15 hereof) in effect during such Pricing Period and (Z) the Average Revolving Credit Facility Usage during such Pricing Period multiplied by 0.05% per annum.

The Revolving Credit Facility Commitment Fees and the Additional Commitment Fees shall be calculated on the basis of a 360-day year and the actual number of days elapsed and shall be payable on any date that an Additional Commitment Fee Certificate is due to be submitted to the Agent Bank. The Borrower hereby authorizes the Agent Bank to debit the Borrower’s account for Revolving Credit Facility Commitment Fees and the Additional Commitment Fees that are due and payable (provided the Agent Bank has first given the Borrower notice of the amount of such fees and the date on which such fees will be debited from the Borrower’s Account) and to distribute such fees to the Banks in proportion to their respective Revolving Credit Facility Pro Rata Shares. The Borrower shall have no liability to any Bank for any Revolving Credit Facility Commitment Fees or Additional Commitment Fees paid to the Agent Bank which the Agent Bank does not properly remit to such Bank, and such Bank’s sole remedy in respect thereof shall be against the Agent Bank.

(ii) Notwithstanding anything in the foregoing to the contrary, if any Compliance Certificate delivered by the Borrower demonstrating the appropriate Pricing Level shall prove to be incorrect (as determined by reference to a subsequent Compliance Certificate), or any Additional Commitment Fee Certificate delivered by the Borrower demonstrating the appropriate Average Revolving Credit Facility Usage for such Pricing Period shall prove to be incorrect, such Compliance Certificate or Additional Commitment Fee Certificate shall no longer be in effect, and the Agent Bank shall notify the Borrower of its determination and provide the Borrower with a statement setting forth (a) the properly calculated Revolving Credit Facility Commitment Fees and (if applicable) Additional Commitment Fees for such Pricing Period, (b) the difference between the properly calculated Revolving Credit Facility Commitment Fees and (if applicable) Additional Commitment Fees for such Pricing Period and the amounts actually paid by Borrower with respect to such fees, (c) any amount due and owing to the Banks as a result of the Agent Bank’s calculation and (d) the Agent Bank’s method of calculation of the foregoing (which calculation, in the absence of demonstrable error, shall be deemed correct). The Borrower shall pay any amount due and owing to the Agent Bank for the benefit of the Banks within three (3) Business Days of such notice.”

E. Amendment of Section 2.7F (Letters of Credit - Compensation) of Loan Agreement. The pricing grid in Section 2.7F is replaced by the following:

Pricing Level	Adjusted Funded Debt to EBITDA	Applicable Letter of Credit Percentage
Pricing Level I	≥ 0.00, but ≤ 1.24	1.00%
Pricing Level II	≥ 1.25, but ≤ 1.74	1.25
Pricing Level III	≥ 1.75, but ≤ 2.24	1.50
Pricing Level IV	≥ 2.25, but ≤ 2.50	1.75
Pricing Level V	≥ 2.51, but ≤ 3.00	2.00

F. Acknowledgment of Release of Collateral. Section 2.9 of the Loan Agreement had required the Borrower to grant a security interest in collateral to the Agent Bank for the benefit of the Banks. Section 2.9 also provided that such collateral would be released, upon the Borrower’s demonstration that it had met certain financial covenant thresholds, as set forth in Section 2.9. The Borrower has represented to the Agent Bank and the Banks that it has met those required thresholds and the Agent Bank has released the collateral granted to it by the Borrower.

2. RATIFICATION. Except as specifically amended by the provisions hereinabove, the Loan Documents remain in full force and effect. The Borrower and Guarantors reaffirm and ratify all of their respective obligations to Agent Bank and the Banks under all of the Loan Documents, as amended and modified hereby, including, but not limited to, the Loan Agreement, the Guaranty Agreements, the Security Agreements and all other agreements, documents and instruments now or hereafter evidencing and/or pertaining to the Loan Agreement. Each reference to all or any of the Loan Documents contained in any other of the Loan Documents shall be deemed to be a reference to such Loan Document, as modified hereby.

3. CONDITIONS PRECEDENT. The Banks’ obligations under this Amendment are expressly conditioned upon and subject to the following:

A. The execution and delivery by the Borrower and the Guarantors, as applicable, of this Amendment;

B. Delivery to the Agent Bank of a copy of the certificate of the corporate secretary of Borrower certifying resolutions of the Borrower’s board of directors to the effect that execution, delivery and performance of this Amendment have been duly authorized and as to the incumbency of those authorized to execute and deliver this Amendment and all other documents to be executed in connection herewith;

C. With respect to each corporate Guarantor, delivery to the Agent Bank of a copy of the certificate of the corporate secretary of each corporate Guarantor certifying resolutions of such Guarantor’s board of directors to the effect that execution, delivery and performance of this Amendment have been duly authorized and as to the incumbency of those authorized to execute and deliver this Amendment and all other documents to be executed in connection herewith;

D. With respect to each non-corporate Guarantor, delivery to the Agent Bank of a copy of the certificate of the Secretary or other appropriate representative of such Guarantor (i) certifying as to the authenticity, completeness and accuracy of, and attaching copies of the written consent of the managers of such Guarantor authorizing the execution, delivery and performance of this Amendment, and (ii) certifying the names and true signatures of the officers of such Guarantor authorized to execute and deliver on behalf of such Guarantor this Amendment;

E. The representations and warranties of the Borrower and the Guarantors as applicable in this Amendment shall be true and accurate in all respects; and

F. Delivery to the Agent Bank of opinions of counsel to Borrower and the Guarantors, satisfactory to the Agent Bank.

G. Payment of an amendment fee in the amount of $312,500 to the Agent Bank (to be allocated by the Agent Bank among the Banks based upon their Revolving Loan Commitments).

4. REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE BORROWER. To induce the Agent Bank and the Banks to enter into this Amendment, the Borrower represents and warrants to Agent Bank and the Banks as follows:

A. The Borrower has full power, authority, and capacity to enter into this Amendment, and this Amendment constitutes the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its respective terms.

B. No uncured Event of Default under the Notes or any of the other Loan Documents has occurred which continues unwaived by the Agent Bank, and no Potential Default exists as of the date hereof.

C. The Person executing this Amendment on behalf of the Borrower is duly authorized to do so.

D. The representations and warranties made by the Borrower in any of the Loan Documents are hereby remade and restated as of the date hereof.

E. Except as previously disclosed to the Agent Bank or disclosed in the Borrower’s filings with the Securities and Exchange Commission, copies of which have been provided previously to the Agent Bank, there are no material actions, suits, legal, equitable, arbitration or administrative proceedings pending or threatened against the Borrower, the adverse determination of which could have a material adverse effect on the Loan Documents, the business operations or financial condition of the Borrower and the Guarantors taken as a whole, or the ability of the Borrower to fulfill its obligations under the Loan Documents.

5. REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE GUARANTORS. To induce the Agent Bank and the Banks to enter into this Amendment, the Guarantors represent and warrant to the Agent Bank and the Banks as follows:

A. Each Guarantor has full power, authority, and capacity to enter into this Amendment, and this Amendment constitutes the legal, valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with their terms.

B. The Person executing this Amendment on behalf of each Guarantor is duly authorized to do so.

C. The representations and warranties made by each Guarantor in any of the Loan Documents are hereby remade and restated as of the date hereof.

D. Except as previously disclosed to the Agent Bank, there are no material actions, suits, legal, equitable, arbitration or administrative proceedings pending or threatened against any Guarantor, the adverse determination of which could have a material adverse effect on the Loan Documents, the business operations or financial condition of the Borrower and the Guarantors taken as a whole or the ability of any Guarantor to fulfill its obligations under the Guaranty Agreement.

6. MISCELLANEOUS.

A. Amendment and Other Fees and Expenses. The Borrower agrees to pay to or for the account of the Agent Bank, whichever is applicable, upon the closing of this Amendment (i) the amounts set forth in the fee letter dated October 14, 2003, from Agent Bank to the Borrower, (ii) any recording or filing fees incurred by Agent Bank in connection with this Amendment, and (iii) the reasonable fees and expenses of Agent Bank’s counsel in negotiating, drafting and closing this Amendment, and related documents up to the amount set forth in a letter from Bank’s counsel to the Borrower and agreed to by Borrower.

B. Illegality. In case any one or more of the provisions contained in this Amendment should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

C. Changes in Writing. No modification, amendment or waiver of any provision of this Amendment nor consent to any departure by the Borrower or any of the Guarantors therefrom, will in any event be effective unless the same is in writing and signed by the Agent Bank, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

D. Successors and Assigns. This Amendment will be binding upon and inure to the benefit of the Borrower, the Guarantors, the Agent Bank and the Banks and their respective successors and assigns; provided, however, that neither the Borrower nor the Guarantors may assign this Amendment in whole or in part without the prior written consent of the Agent Bank, and the Agent Bank and the Banks at any time may assign this Amendment in whole or in part, as provided in Section 11 of the Loan Agreement.

E. Counterparts. This Amendment may be signed in any number of counterpart copies and by the parties hereto on separate counterparts, but all such copies shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Agent Bank, each Bank, the Borrower and each Guarantor has caused this Amendment to be duly executed as of the day and year first above written.

BANK ONE, NA, as Agent Bank (“the Agent Bank”)

By:	/s/ JAMES DUFFY BAKER, JR.

Title:	Vice President

BANK ONE, NA as a Bank

By:	/s/ JAMES DUFFY BAKER, JR.

Title:	Vice President

BANK OF AMERICA, N.A. as a Bank

By:	/s/ BRYAN HULKER

Bryan Hulker Vice President

LASALLE BANK NATIONAL ASSOCIATION as a Bank

By:	/s/ A. MARK MITAL

A. Mark Mital First Vice President

SUNTRUST BANK, N.A. as a Bank

By:	/s/ SCOTT T. CORLEY

Scott T. Corley Director

U.S. BANK NATIONAL ASSOCIATION f/k/a FIRSTAR BANK, N.A., as a Bank

By:	/s/ TOBY RAU

Toby Rau Vice President

NATIONAL CITY BANK OF KENTUCKY as a Bank

By:	/s/ THOMAS P. CROCKETT

Printed Name: Its:	Thomas P. Crockett Senior Vice President

SYPRIS SOLUTIONS, INC. (the “Borrower”)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Vice President

SYPRIS TEST & MEASUREMENT, INC., a Delaware corporation (“ST&M”) (as a “Guarantor” and solely with respect to Sections 6 and 7 of the Loan Agreement)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Treasurer

SYPRIS TECHNOLOGIES, INC. a Delaware corporation (“ST”) (as a “Guarantor” and solely with respect to Sections 6 and 7 of the Loan Agreement)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Treasurer

SYPRIS ELECTRONICS, LLC, a Delaware limited liability company (“SE”) (as a “Guarantor” and solely with respect to Sections 6 and 7 of the Loan Agreement)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Treasurer

SYPRIS DATA SYSTEMS, INC., a Delaware corporation (“SDS”) (as a “Guarantor” and solely with respect to Sections 6 and 7 of the Loan Agreement)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Treasurer

SYPRIS TECHNOLOGIES MARION, LLC, a Delaware limited liability company (“Marion”) (as a “Guarantor”) and solely with respect to Sections 4.2G, 6 and 7 of the Loan Agreement)

By:	/s/ DAVID D. JOHNSON

David D. Johnson Treasurer